LPA Announces Reporting Dates for First Quarter 2025 Financial Results

San Jose, Costa Rica, April 30, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, announced today the reporting dates for its First Quarter 2025 financial results.

Earnings Release

Wednesday, May 14, 2025
Time: After Market Close

Conference Call

Thursday, May 15, 2025

Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial

(800) 715-9871 (USA Toll-Free)

+1 (646) 307-1963 (USA/International Toll)

Conference ID: 6436556

Webcast: https://events.q4inc.com/attendee/792351444

A call recording will be available for replay on LPA’s website for a limited time.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies, among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of December 31, 2024, LPA’s operating and development portfolio was comprised of 32 logistics facilities in Costa Rica, Peru and Colombia totaling almost 515,000 square meters (or approximately 5.5 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com.

Investor Relations Contact:

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com